EXHIBIT 4

SOUTHWEST GEORGIA FINANCIAL CORPORATION

DIRECTORS AND EXECUTIVE OFFICERS

STOCK PURCHASE PLAN

1.

Purpose

The purpose of this Plan is to enable directors and executive officers of Southwest Georgia Financial Corporation (the “Company”) to acquire the Company’s Common Stock at an advantageous price with their own funds and funds from the Company. The Board of Directors of the Company believes the Plan promotes participation in the ownership of the Company which will be of mutual benefit to eligible participants and the Company. The Plan is effective upon its adoption by the Board of Directors (the “Effective Date”) and will be submitted to shareholders of the Company for approval at the next regularly scheduled annual meeting of shareholders. The Plan shall remain in effect until the earlier of ten (10) years from the Effective Date or until all of the Common Stock authorized pursuant to the Plan has been issued.

2.

DefinitionS

2.1	“Account” means an account reflecting the total of funds accumulated through deductions from a Participant’s salary or Director’s fees (including amounts carried over from a prior Accumulation Period) and if permitted, funds remitted to the Plan by personal check (including amounts carried over from a prior Accumulation Period).
2.2	“Accumulation Period” means the period during which funds are accumulated prior to a Purchase Date.
2.3	“Board of Directors” means the Board of Directors of the Company.
2.4	“Committee” means the Personnel Committee of the Board of Directors of the Company.
2.5	“Common Stock” means the $1.00 par value Common Stock of the Company.
2.6	“Company” means Southwest Georgia Financial Corporation, a Georgia corporation, and any successor that adopts the Plan.
2.7	“Director” means a member of the Board of Directors of the Company.
2.8	“Effective Date” means the date on which this Plan is approved by the Board of Directors of the Company.
2.9	“ESOP” means the Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation, as it may be amended from time to time.
2.10	“Fair Market Value” means the purchase price paid by the Plan for the purchase of shares of Common Stock on a Purchase Date, provided that if the shares of Common Stock are purchased from the ESOP, the purchase price shall not be less than the price on the principal exchange on which the Common Stock is traded on the Purchase Date.
2.11	“Participant” means an eligible executive officer or a Director of the Company that has elected to participate in the Plan.
2.12	“Plan” means the Southwest Georgia Financial Corporation Stock Purchase Plan, as set forth herein and as it may be amended from time to time.
2.13	“Purchase Date” means each date selected by the Committee for the purchase of shares of Common Stock with the amount credited to the Participant’s Account.

3.

Participation

Executive officers and Directors of the Company shall be eligible to participate in the Plan upon making the contributions provided for in Section 4. The Board of Directors shall have the authority to designate other officers and key employees as eligible to participate in the Plan.

4.

CONTRIBUTION OF FUNDS

The Board of Directors shall specify from time to time the maximum amount of funds that may be withheld from a Participant’s salary or Director fees or otherwise contributed by a Participant for a calendar year (or other period). The Board of Directors may periodically increase or decrease such amount in its discretion and may vary the allowable contributions among groups of Participants. The Participant shall designate on such forms as may be provided by the Committee the amount of salary or fees to be withheld and credited to the Participant’s Account. The Participant may upon 30 days’ written notice prior to a Purchase Date elect to cease further deductions of salary or Director’s fees and receive a withdrawal of all amounts then credited to the Participant’s Account. The Participant may resume contributions to the Plan at such time and in such amount as may be permitted by the Committee. No interest will be paid on amounts credited to the Participant’s Account. If a Participant dies and has amounts credited to his Account, such amount shall be paid to his estate.

5.

PURCHASE OF COMMON STOCK

The Committee shall determine the Purchase Dates each year. On the Purchase Date, the Committee shall purchase on behalf of each Participant shares of Common Stock with an aggregate Fair Market Value of up to 2 times (the “Value Factor”) the amount then credited to the Participant’s Account. The Committee shall in its discretion (subject to review by the Board of Directors) establish on each Purchase Date the Value Factor relating to such purchase of Common Stock. Prior to approval of the Plan by shareholders of the Company, the Committee may in its discretion establish a program to credit the equivalent of shares of Common Stock to Participants as if a Purchase Date had occurred and to provide that such share equivalents will be forfeitable (and all funds returned to Participants) if the Plan is not approved by shareholders.

The shares of Common Stock purchased by the Committee shall, in the discretion of the Committee, be from authorized but unissued shares, treasury shares, shares purchased on the open market or from existing shareholders, or from shares held by the ESOP. As soon as practical after the Purchase Date, the Company shall cause the shares of Common Stock to be registered in the name of the Participant and, if appropriate, a certificate to be issued for such shares to the Participant, which certificate shall contain a legend indicating the shares are restricted with respect to transfer under applicable federal and state securities laws.

6.

COMMON STOCK TO BE ISSUED

As of the Effective Date, the maximum number of shares of Common Stock that shall be available for issuance pursuant to the Plan shall be 200,000 shares, subject to adjustment for changes in capitalization of the Company as described in the following paragraph.

In the event that prior to the transfer of all of the shares of Common Stock which may be issued in accordance with this Plan, there shall be any increases or reductions in the number of shares of Common Stock of the Company outstanding by reason of any one or more stock dividends, stock splits, stock constrictions or any other materials change in the capital structure of the Company by way of reclassification, reorganization or recapitalization, the aggregate number of shares of Common Stock which may be issued under this Plan shall be proportionately and equitably adjusted.

No one shall, by any reason of participation in this Plan, have any interest in shares of Common Stock of the Company nor any rights of, or status as, a shareholder of the Company unless and until appropriate book entries representing such shares are issued. The Company shall be under no obligation to issue shares of Common Stock unless and until such shares of Common Stock shall have been paid for in full and all of the applicable provisions of this Plan shall have been complied with.

7.

PLAN ADMINISTRATION

The Plan shall be administered by the Committee which shall have the power from time to time to establish suitable rules and procedures for administering the Plan. All decisions of the Committee pertaining to the interpretation, construction or application of the Plan or the rules promulgated by the Committee shall be final and conclusive. Neither any member of the Committee nor of the Board of Directors shall be liable for any decision made or action taken in good faith under the Plan. The Committee may from time to time designate an individual who shall serve as coordinator to assist in the ongoing administration of the Plan.

Notwithstanding any provision of the Plan to the contrary, the Committee and the coordinator may use telephonic media, electronic media or other technology, including the Company’s website and the internet, in administering the Plan to the extent not prohibited by applicable law, regulation or other pronouncement.

8.

AMENDMENT OR TERMINATION OF THE PLAN

The Board of Directors may, at any time, terminate or amend the Plan. Approval of the shareholders of the Company within 12 months after the date on which the Board of Directors amends the Plan shall be necessary if the amendment would:

(i) Increase the number of shares of Common Stock that are authorized under Section 6 of the Plan; or

(ii) Expand the class of persons eligible to participate under the Plan; or

(iii) Constitute a “material revision” of the Plan under applicable rules.

9.

NON-GUARANTEE OF EMPLOYMENT

Nothing in this Plan shall be construed (i) as giving a Director the right to remain as a Director of the Company; or (ii) as giving an employee, whether or not a Participant in this Plan, the right to be retained in the service of the Company or any subsidiary; and each employee shall remain subject to discharge, with or without cause, to the same extent as if this Plan had not been executed.

10.

MISCELLANEOUS

10.1	Benefits Unfunded. The benefits provided by this Plan shall be unfunded. All amounts payable under this Plan to Participants shall be paid from the general assets of the Company, and nothing contained in this Plan shall require the Company to set aside or hold in trust any amounts or assets for the purpose of paying benefits to Participants. This Plan shall create only a contractual obligation on the part of the Company .
10.2	Other Plans. This Plan shall not affect the right of any eligible Participant to participate in and receive benefits under and in accordance with the provisions of any other employee benefit plans which are now or hereafter maintained by the Company, unless the terms of such other employee benefit plan or plans specifically provide otherwise.
10.3	Receipt or Release. Any crediting of shares of Common Stock or payment to a Participant in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Committee and the Company, and the Committee may require such Participant, as a condition precedent to such crediting or payment, to execute a receipt and release to such effect.
10.4	Taxes. If the Participant’s Account or the shares of Common Stock purchased for a Participant pursuant to Section 5 are liable for the payment of any federal, state or local income taxes, the Participant shall be solely responsible for such taxes and the Company shall have the full power and authority to withhold and pay any such taxes out of any money or property it holds for the account of the Participant.
10.5	Securities Laws. The Company may, but is not required to, register the shares of Common Stock to be issued pursuant to the Plan under the federal or any state securities laws. As a result, the shares may be subject to certain restrictions on transfer and may only be transferable in accordance with an applicable exemption under such laws.
10.6.	Governing Law. This Plan shall be construed, administered, and governed in all respects in accordance with the laws of the State of Georgia. If any provisions of this instrument shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall continue to be fully effective.
10.7	Gender, Tense, and Headings. In this Plan, whenever the context so indicates, the singular or plural number and the masculine, feminine, or neuter gender shall be deemed to include the other. Headings and subheadings in this Plan are inserted for convenience of reference only and are not considered in the construction of the provisions hereof.
10.8	Successors and Assigns; Nonalienation of Benefits. This Plan shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns; provided, however, that the amounts credited to the Account of a Participant shall not (except as provided in Section 10.4) be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, claims of creditors, execution or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any right to any benefits payable hereunder, including, without limitation, any assignment or alienation in connection with a lawsuit, separation, divorce, child support or similar arrangement, shall be null and void and not binding on the Plan or the Company.
10.9	Exemption from Section 409A. The Plan shall at all times be interpreted and operated so as to be exempt from the requirements of Section 409A. Any action that may be taken (and, to the extent possible, any action actually taken) by the Company or the Committee shall not be taken (or shall be void and without effect), if such action would subject the Plan to the requirements of Section 409A.

IN WITNESS WHEREOF, the Company has executed this Plan on August 22, 2012, to be effective on the Effective Date.

SOUTHWEST GEORGIA FINANCIAL CORPORATION

By: /s/ Robert H. Craft
Name: Robert H. Craft
Title: Board Secretary